EXHIBIT 99.1

Equinox Gold to Announce Second Quarter Financial Results on August 3, 2022

VANCOUVER, BC, July 25, 2022 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE: EQX) will announce its unaudited financial and operating results for the three and six months ended June 30, 2022 on Wednesday, August 3, 2022, after market close. Equinox Gold will host a live conference call and webcast to discuss the results the following morning on Thursday, August 4, 2022, commencing at 7:30 am PT (10:30 am ET).

Conference call
Toll-free in U.S. and Canada: 1-800-319-4610
International callers: +1 604-638-5340

Webcast
www.equinoxgold.com

The webcast will be archived on Equinox Gold's website until January 4, 2023.

View original content:https://www.prnewswire.com/news-releases/equinox-gold-to-announce-second-quarter-financial-results-on-august-3-2022-301592770.html

SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/July2022/25/c0705.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer, Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 16:54e 25-JUL-22